Exhibit 12(e)

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						June 30,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income from continuing operations
before income taxes	$119,872	$128,139	$48,250	$86,326	80,319	$85,250
Adjust for distributed income of equity
investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	21,784
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, as below	65,526	61,372	66,748	63,002	61,849	57,841
Total earnings, as defined	$184,561	$186,395	$113,378	$146,784	121,632	$164,875

Fixed charges, as defined:
Interest charges	$62,014	$57,797	$64,002	$60,317	59,363	$55,191
Rental interest factor	955	1,036	962	1,086	941	1,126
Total fixed charges	$62,969	$58,833	$64,964	$61,403	60,304	$56,317

Supplemental increment to fixed charges*	2,557	2,539	1,784	1,599	1,545	1,524

Total supplemental fixed charges	$65,526	$61,372	$66,748	$63,002	61,849	$57,841

Supplemental ratio of earnings to fixed
charges	2.82x	3.04x	1.70x	2.33x	1.97x	2.85x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.